SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Change in Revenues or Income by more than 15%

Consolidated K-IFRS Financial Data

	(Unit: KRW K)
Item	2021	2020	YoY Change	%
A. Financial Performance
Revenues	29,878,043,071	24,261,560,615	5,616,482,456	23.1%
Operating Income	2,230,608,128	-36,464,277	2,267,072,405	N/A
Income before Tax	1,718,884,560	-602,445,527	2,321,330,088	N/A
Net Income	1,333,544,156	-76,146,608	1,409,690,764	N/A
B. Financial Position
Total Assets	38,154,514,943	35,066,011,769	3,088,503,175	8.8%
Total Liabilities	23,392,013,818	22,334,584,392	1,057,429,426	4.7%
Total Shareholders’ Equity	14,762,501,125	12,731,427,377	2,031,073,748	16.0%
Capital Stock	1,789,078,500	1,789,078,500	0	0.0%
Total Shareholders’ Equity / Capital Stock	825.15%	711.62%	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 26, 2022	By:	/s/ Suk Heo
(Signature)

Name: Suk Heo
Title: Director / Head of IR Division